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February 21, 2018	Adam S. Lovell T. 202-508-4688 adam.lovell@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 46 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on February 5, 2018. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2017, in connection with the Trust’s annual update to its Registration Statement. Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about February 28, 2018 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Registration Statement.

Prospectus

1.	Comment: Please provide the Trust’s response letter, along with completed fee tables and expense examples, to the Staff at least one week prior to effectiveness of the Amendment.

Response: The Trust is providing this response letter and the attached fee tables and expense examples more than a week prior to effectiveness.

2.	Comment: For each Fund that invests in derivatives, as indicated by prior Staff guidance, please disclose only those derivatives that the Fund will actually use as part of its principal investment strategy, the specific purposes for which those derivatives will be used and the risk factors associated with use of those derivatives. For additional guidance, see the letter from Barry Miller to the ICI dated July 30, 2010 and revise the disclosure as appropriate. See also IM Guidance Update (No. 2013-05).

Response: Each Fund confirms that it may use all of the derivative instruments listed as part of its principal investment strategy. In addition, the Trust has reviewed its risk disclosure and believes it is (i) consistent with the requirements of Form N-1A that each Fund disclose the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is expected to be subject, and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield or total return consistent with the plain English requirements and (ii) the instructions to Form N-1A that provide that the prospectus disclosure requirements “are intended to elicit information for an average or typical investor who may not be sophisticated in legal or financial matters.”

3.	Comment: For all Funds, in the section “Summary Information About the Funds – Performance Information,” please confirm that the Trust will update the bar chart displaying Calendar Year Total Return with performance information from the fiscal year ended October 31, 2017.

Response: The Trust confirms that for all Funds, the bar chart in the section “Summary Information About the Funds – Performance Information” displaying Calendar Year Total Return will be updated with performance information from the fiscal year ended October 31, 2017.

4.	Comment: Given that the Ashmore Emerging Markets Active Equity Fund has been operational for over a year, the fund’s fee and expense table should include actual amounts in the “Other Expenses” row rather than estimated amounts. Please revise the fund’s fee and expense table accordingly.

Response: The requested change has been made.

5.	Comment: Please confirm supplementally that the entire sales load is waived for investors that purchase Fund shares and meet the conditions set forth in Appendix A.

Response: The Trust confirms that where Appendix A refers to a sales load “waiver” (as opposed to a discount or breakpoint) it refers to a waiver of the entire sales load, as applicable.

6.	Comment: Please confirm that all intermediaries offering waivers or discounts are listed in Appendix A.

Response: The Trust notes that a particular investor’s financial intermediary may have its own policies, procedures, practices or information requirements for assessing if a client is eligible for a sales waiver and notes that the Trust may not be aware of each intermediary’s internal policies, procedures, practices or informational requirements.

7.	Comment: Please confirm supplementally that Appendix A to the prospectus is intended to be part of the prospectus and not a separate document.

Response: The Trust confirms that Appendix A is intended to be part of the Trust’s prospectus and is not a standalone document.

*  *  *  *  *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4688 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Adam S. Lovell

Adam S. Lovell

cc:	Paul Robinson, Ashmore Investment Management Limited

David C. Sullivan, Ropes & Gray LLP